SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

42805T105
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of Common Stock, Par Value $0.01 ("Shares"), issued by Hertz Global Holdings, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 20, 2014, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on September 10, 2014, and Amendment No. 2 to the Schedule 13D, filed with the SEC on September 11, 2014, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On September 15, 2014, the Reporting Persons and the Issuer entered into a Nomination and Standstill Agreement and a Confidentiality Agreement, and on September 16, 2014 the Issuer issued a press release announcing such agreements.  Copies of the Nomination and Standstill Agreement, Confidentiality Agreement and press release are filed herewith as exhibits and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Nomination and Standstill Agreement between the Reporting Persons and the Issuer (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer with the SEC on September 16, 2014)
Exhibit 2	Confidentiality Agreement between the Reporting Persons and the Issuer (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer with the SEC on September 16, 2014)
Exhibit 3	Press Release issued by the Issuer (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Issuer with the SEC on September 16, 2014)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2014

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 3 to Schedule 13D – Hertz Global Holdings, Inc.]